Exhibit 99.3

Collège de France Creates a
Sustainable Development, Environment, Energy and Society Chair
in Cooperation with Total
Paris — December 10, 2008

Total
Sabrina Lagache
Tel.: +33  (0)1 47 44 82 14
Sabrina.lagache@total.com
Collège de France
Marie Chéron
Tel.: +33 (0)1 44 27 11 78
marie.cheron@college-de-france.fr
Cécile Barnier
Tel.: +33 (0)  44 27 12 72
cecile.barnier@college-de-France.fr
In cooperation with Total, Collège de France is creating a chair of sustainable development, energy and societal issues.
Endowed for five years, the chair will be held annually by an eminent, internationally recognized figure who will lecture on core sustainable development issues such as climate change and its impact on health and the economy; the impact of human activities on water, carbon and nitrogen cycles; food and nutrition; biodiversity; and the future of energy. Scientific, engineering and social science aspects will be considered.
The program will be set for five years by the teaching faculty at Collège de France. With the first year focusing on human population dynamics and demographics, the teaching faculty has appointed demographer Henri Léridon, member of the French Academy of Science and Director of Research at the French National Institute of Demographic Research (INED), to the chair for 2008-2009.
“Total’s support is enabling Collège de France to develop an ambitious scientific policy, explore new avenues and broaden the dissemination of knowledge to new communities. The funding, granted for a period of five years, will be used to organize prestigious scientific events, consult distinguished experts from France and elsewhere, and offer post-doctoral programs,” said Pierre Corvol, Director of Collège de France.
“This cooperation is in line with our commitment to openness and increased involvement in the fields of education and research in France and worldwide. It allows us to keep pace with developments in research on topics of direct interest to us, such as the climate and the environment. For Total, this partnership is a further step forward in our corporate social responsibility process,” commented Jean-Jacques Guilbaud, Total’s Chief Administrative Officer.
The partnership will be presented jointly by Professor Pierre Corvol and Jean-Jacques Guilbaud at the Peak Oil and Future of Energy Seminar being held in Paris on December 10 by Université Total.

Total founded its corporate university, Université Total, in 2005 to create forums for reflection and discussion on issues that can have an impact on the future of its businesses and to strengthen its ties with the academic world. www.université.total.com
Collège de France is a public institute of higher education that combines basic research with research-oriented teaching. The institute’s 56 professors work with several hundred researchers, engineers and technicians. Chairs cover a variety of fields, including mathematics, physics, chemistry, biology, history, archeology, linguistics, Orientalism, philosophy and social sciences. Courses are open to everyone. Some courses have been available for download since 2007. www.college-de-France.fr